082-34917

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

München, 23.11.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of securities transactions by a member of the management board, dated October 25, 2007

2) Notification of securities transactions by a member of the management board, dated November 1, 2007

3) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on November 5, 2007

4) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on November 5, 2007

5) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on November 7, 2007

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

dlw 11/27

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Board of Management:
Udo Stark, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Johannes P. Huth

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Mittwoch, 31. Oktober 2007 17:05
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 25.10.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erlä uterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.06.2007 veröffentlichten bedingten Verkaufs vom 14.06.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 31.10.2007

Finanznachrichten übermittelt durch die DGAP
ID 4016

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	31.10.2007 17:02
Reuters	31.10.2007 17:02
vwd	31.10.2007 17:02

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

Dow Jones	31.10.2007 17:02
dpa-afx	31.10.2007 17:02
dgap.de	31.10.2007 17:02
FTD	31.10.2007 17:02

Europäische Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	31.10.2007 17:02
Belgien	De Tijd	31.10.2007 17:02
Belgien	Belga	31.10.2007 17:02
Bulgarien	Pari	31.10.2007 17:02
Bulgarien	econ.bg	31.10.2007 17:02
Bulgarien	BTA	31.10.2007 17:02
Dänemark	Borsen	31.10.2007 17:02
Dänemark	ErhvervsBladet	31.10.2007 17:02
Estland	Postimees	31.10.2007 17:02
Estland	Eesti Ekspress	31.10.2007 17:02
Estland/Lettland/Litauen	BNS	31.10.2007 17:02
Finnland	Kauppalehti Oy	31.10.2007 17:02
Finnland	Helsingin Sanomat	31.10.2007 17:02
Frankreich	Les Echos	31.10.2007 17:02
Frankreich	boursier.com	31.10.2007 17:02
Frankreich	AFP	31.10.2007 17:02
Griechenland	Express	31.10.2007 17:02
Griechenland	Reporter.gr	31.10.2007 17:02

Griechenland	ANA	31.10.2007 17:02
Großbritannien	The Financial Times	31.10.2007 17:02
Großbritannien	FT.com	31.10.2007 17:02
Großbritannien/Irland	Press Association	31.10.2007 17:02
Irland	Irish Independent	31.10.2007 17:02
Irland	The Irish Times	31.10.2007 17:02
Island	Vidskiptabladid	31.10.2007 17:02
Island	mbl.is	31.10.2007 17:02
Italien	Il Sole 24 Ore	31.10.2007 17:02
Italien	AGI	31.10.2007 17:02
Kroatien	Poslovni dnevnik	31.10.2007 17:02
Kroatien	Banka magazine	31.10.2007 17:02
Kroatien	Hina	31.10.2007 17:02
Lettland	Dienas Bizness	31.10.2007 17:02
Lettland	FinanceNet	31.10.2007 17:02
Liechtenstein	Liechtensteiner Volksblatt	31.10.2007 17:02
Liechtenstein	Radio Liechtenstein	31.10.2007 17:02
Litauen	Verslo Zinios	31.10.2007 17:02
Luxemburg	Luxemburger Wort	31.10.2007 17:02
Luxemburg	wort.lu	31.10.2007 17:02
Malta	Independent	31.10.2007 17:02
Malta	The Times of Malta	31.10.2007 17:02
Niederlande	Financieele Dagblad	31.10.2007 17:02
Niederlande	IEX.nl	31.10.2007 17:02

Niederlande	ANP	31.10.2007 17:02
Norwegen	aftenposten.no	31.10.2007 17:02
Norwegen	Aftenposten	31.10.2007 17:02
Norwegen	NTB	31.10.2007 17:02
Polen	Gazeta Prawna	31.10.2007 17:02
Polen	Parkiet	31.10.2007 17:02
Polen	PAP	31.10.2007 17:02
Portugal	Expresso	31.10.2007 17:02
Portugal	Lusa	31.10.2007 17:02
Portugal	Diario Economico	31.10.2007 17:02
Rumänien	Capital	31.10.2007 17:02
Rumänien	Ziarul financiar	31.10.2007 17:02
Rumänien	Rompres	31.10.2007 17:02
Schweden	Dagens Industri	31.10.2007 17:02
Schweden	e24	31.10.2007 17:02
Schweden	TT	31.10.2007 17:02
Schweiz	AWP	31.10.2007 17:02
Schweiz	Finanz und Wirtschaft	31.10.2007 17:02
Schweiz	finanzinfo.ch	31.10.2007 17:02
Skandinavien / Baltikum	OMX Group	31.10.2007 17:02
Slowakei	Hospodarske noviny	31.10.2007 17:02
Slowakei	oPeniazoch	31.10.2007 17:02
Slowakei	TASR	31.10.2007 17:02
Slowenien	Finance	31.10.2007 17:02

	Slowenien	Kapital (not daily)	31.10.2007 17:02
	Slowenien	STA	31.10.2007 17:02
	Spanien	La Gacetta	31.10.2007 17:02
	Spanien	CincoDias	31.10.2007 17:02
	Spanien	EFE	31.10.2007 17:02
	Tschechische Republik	Hospodarske Noviny	31.10.2007 17:02
	Tschechische Republik	hn.ihned.cz	31.10.2007 17:02
	Tschechische Republik	CTK	31.10.2007 17:02
	Ungarn	MTI	31.10.2007 17:02
	Ungarn	magyartokepiac.hu	31.10.2007 17:02
	Ungarn	Magyar Tokepiac	31.10.2007 17:02
	Zypern	xak.com	31.10.2007 17:02
	Zypern	CNA	31.10.2007 17:02
	Zypern	Financial Mirror	31.10.2007 17:02
	Österreich	WirtschaftsBlatt	31.10.2007 17:02
	Österreich	wirtschaftsblatt.at	31.10.2007 17:02
	Österreich	APA	31.10.2007 17:02

FERINO, Petra

Von:	newsroom@dgap.de
Gesendet:	Mittwoch, 7. November 2007 17:02
An:	FERINO, Petra
Betreff:	Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung
Kennzeichnung:	Zur Nachverfolgung
Fällig:	Donnerstag, 8. November 2007 00:00
Kennzeichnungsstatus:	Rot



EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst

Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 01.11.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erlä uterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.06.2007 veröffentlichten bedingten Verkaufs vom 14.06.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 07.11.2007

Finanznachrichten übermittelt durch die DGAP
ID 4080

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	07.11.2007 17:00
	Reuters	07.11.2007 17:00
vwd:	vwd	07.11.2007 17:00

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	07.11.2007 17:00
dpa-afx	07.11.2007 17:00
dgap.de	07.11.2007 17:00
FTD	07.11.2007 17:00

Europäische Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	07.11.2007 17:00
Belgien	De Tijd	07.11.2007 17:00
Belgien	Belga	07.11.2007 17:00
Bulgarien	Pari	07.11.2007 17:00
Bulgarien	econ.bg	07.11.2007 17:00
Bulgarien	BTA	07.11.2007 17:00
Dänemark	Borsen	07.11.2007 17:00
Dänemark	ErhvervsBladet	07.11.2007 17:00
Estland	Postimees	07.11.2007 17:00
Estland	Eesti Ekspress	07.11.2007 17:00
Estland/Lettland/Litauen	BNS	07.11.2007 17:00
Finnland	Kauppalehti Oy	07.11.2007 17:00
Finnland	Helsingin Sanomat	07.11.2007 17:00
Frankreich	Les Echos	07.11.2007 17:00
Frankreich	boursier.com	07.11.2007 17:00
Frankreich	AFP	07.11.2007 17:00

Griechenland	Express	07.11.2007 17:00
Griechenland	Reporter.gr	07.11.2007 17:00
Griechenland	ANA	07.11.2007 17:00
Großbritannien	The Financial Times	07.11.2007 17:00
Großbritannien	FT.com	07.11.2007 17:00
Großbritannien/Irland	Press Association	07.11.2007 17:00
Irland	Irish Independent	07.11.2007 17:00
Irland	The Irish Times	07.11.2007 17:00
Island	Vidskiptabladid	07.11.2007 17:00
Island	mbl.is	07.11.2007 17:00
Italien	Il Sole 24 Ore	07.11.2007 17:00
Italien	AGI	07.11.2007 17:00
Kroatien	Poslovni dnevnik	07.11.2007 17:00
Kroatien	Banka magazine	07.11.2007 17:00
Kroatien	Hina	07.11.2007 17:00
Lettland	Dienas Bizness	07.11.2007 17:00
Lettland	FinanceNet	07.11.2007 17:00
Liechtenstein	Liechtensteiner Volksblatt	07.11.2007 17:00
Liechtenstein	Radio Liechtenstein	07.11.2007 17:00
Litauen	Verslo Zinios	07.11.2007 17:00
Luxemburg	Luxemburger Wort	07.11.2007 17:00
Luxemburg	wort.lu	07.11.2007 17:00
Malta	Independent	07.11.2007 17:00
Malta	The Times of Malta	07.11.2007 17:00

Niederlande	Financieele Dagblad	07.11.2007 17:00
Niederlande	IEX.nl	07.11.2007 17:00
Niederlande	ANP	07.11.2007 17:00
Norwegen	aftenposten.no	07.11.2007 17:00
Norwegen	Aftenposten	07.11.2007 17:00
Norwegen	NTB	07.11.2007 17:00
Polen	Gazeta Prawna	07.11.2007 17:00
Polen	Parkiet	07.11.2007 17:00
Polen	PAP	07.11.2007 17:00
Portugal	Expresso	07.11.2007 17:00
Portugal	Lusa	07.11.2007 17:00
Portugal	Diario Economico	07.11.2007 17:00
Rumänien	Capital	07.11.2007 17:00
Rumänien	Ziarul financiar	07.11.2007 17:00
Rumänien	Rompres	07.11.2007 17:00
Schweden	Dagens Industri	07.11.2007 17:00
Schweden	e24	07.11.2007 17:00
Schweden	TT	07.11.2007 17:00
Schweiz	AWP	07.11.2007 17:00
Schweiz	Finanz und Wirtschaft	07.11.2007 17:00
Schweiz	finanzinfo.ch	07.11.2007 17:00
Skandinavien / Baltikum	OMX Group	07.11.2007 17:00
Slowakei	Hospodarske noviny	07.11.2007 17:00
Slowakei	oPeniazoch	07.11.2007 17:00

Slowakei	TASR	07.11.2007 17:00
Slowenien	Finance	07.11.2007 17:00
Slowenien	Kapital (not daily)	07.11.2007 17:00
Slowenien	STA	07.11.2007 17:00
Spanien	La Gacetta	07.11.2007 17:00
Spanien	CincoDias	07.11.2007 17:00
Spanien	EFE	07.11.2007 17:00
Tschechische Republik	Hospodarske Noviny	07.11.2007 17:00
Tschechische Republik	hn.ihned.cz	07.11.2007 17:00
Tschechische Republik	CTK	07.11.2007 17:00
Ungarn	MTI	07.11.2007 17:00
Ungarn	magyartokepiac.hu	07.11.2007 17:00
Ungarn	Magyar Tokepiac	07.11.2007 17:00
Zypern	xak.com	07.11.2007 17:00
Zypern	CNA	07.11.2007 17:00
Zypern	Financial Mirror	07.11.2007 17:00
Österreich	WirtschaftsBlatt	07.11.2007 17:00
Österreich	wirtschaftsblatt.at	07.11.2007 17:00
Österreich	APA	07.11.2007 17:00

FERINO, Petra

RECEIVED

2007 NOV 27 A 12:23

Von: newsroom@dgap.de
Gesendet: Montag, 5. November 2007 16:48
An: FERINO, Petra
Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

05.11.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die JPMorgan Asset Management UK Limited mit Sitz in London, United Kingdom, hat uns mit Schreiben vom 31. Oktober 2007 folgendes mitgeteilt:

'According to § 21 para 1 WpHG this is to inform you that JPMorgan Asset Management UK Limited has fallen below the threshold of 3% of the voting rights of MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München on the 26th October 2007 and now amounts to 2.92%

(1,606,963 shares) in relation to all shares of the respective voting shares. The voting rights are attributed to JPMorgan Asset Management UK Limited according to § 22 para 1 sentence 1 no. 6 WpHG.'

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	05.11.2007 16:46
Reuters	05.11.2007 16:46
vwd	05.11.2007 16:46

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	05.11.2007 16:46
dpa-afx	05.11.2007 16:46

	dgap.de	05.11.2007 16:46
	FTD	05.11.2007 16:46

Europäische Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	05.11.2007 16:46
Belgien	De Tijd	05.11.2007 16:46
Belgien	Belga	05.11.2007 16:46
Bulgarien	Pari	05.11.2007 16:46
Bulgarien	econ.bg	05.11.2007 16:46
Bulgarien	BTA	05.11.2007 16:46
Dänemark	Borsen	05.11.2007 16:46
Dänemark	ErhvervsBladet	05.11.2007 16:46
Estland	Postimees	05.11.2007 16:46
Estland	Eesti Ekspress	05.11.2007 16:46
Estland/Lettland/Litauen	BNS	05.11.2007 16:46
Finnland	Kauppalehti Oy	05.11.2007 16:46
Finnland	Helsingin Sanomat	05.11.2007 16:46
Frankreich	Les Echos	05.11.2007 16:46
Frankreich	boursier.com	05.11.2007 16:46
Frankreich	AFP	05.11.2007 16:46
Griechenland	Express	05.11.2007 16:46
Griechenland	Reporter.gr	05.11.2007 16:46
Griechenland	ANA	05.11.2007 16:46
Großbritannien	The Financial Times	05.11.2007 16:46

Großbritannien	FT.com	05.11.2007 16:46
Großbritannien/Irland	Press Association	05.11.2007 16:46
Irland	Irish Independent	05.11.2007 16:46
Irland	The Irish Times	05.11.2007 16:46
Island	Vidskiptabladid	05.11.2007 16:46
Island	mbl.is	05.11.2007 16:46
Italien	Il Sole 24 Ore	05.11.2007 16:46
Italien	AGI	05.11.2007 16:46
Kroatien	Poslovni dnevnik	05.11.2007 16:46
Kroatien	Banka magazine	05.11.2007 16:46
Kroatien	Hina	05.11.2007 16:46
Lettland	Dienas Bizness	05.11.2007 16:46
Lettland	FinanceNet	05.11.2007 16:46
Liechtenstein	Liechtensteiner Volksblatt	05.11.2007 16:46
Liechtenstein	Radio Liechtenstein	05.11.2007 16:46
Litauen	Verslo Zinios	05.11.2007 16:46
Luxemburg	Luxemburger Wort	05.11.2007 16:46
Luxemburg	wort.lu	05.11.2007 16:46
Malta	Independent	05.11.2007 16:46
Malta	The Times of Malta	05.11.2007 16:46
Niederlande	Financieele Dagblad	05.11.2007 16:46
Niederlande	IEX.nl	05.11.2007 16:46
Niederlande	ANP	05.11.2007 16:46
Norwegen	aftenposten.no	05.11.2007 16:46

	Norwegen	Aftenposten	05.11.2007 16:46
	Norwegen	NTB	05.11.2007 16:46
	Polen	Gazeta Prawna	05.11.2007 16:46
	Polen	Parkiet	05.11.2007 16:46
	Polen	PAP	05.11.2007 16:46
	Portugal	Expresso	05.11.2007 16:46
	Portugal	Lusa	05.11.2007 16:46
	Portugal	Diario Economico	05.11.2007 16:46
	Rumänien	Capital	05.11.2007 16:46
	Rumänien	Ziarul financiar	05.11.2007 16:46
	Rumänien	Rompres	05.11.2007 16:46
	Schweden	Dagens Industri	05.11.2007 16:46
	Schweden	e24	05.11.2007 16:46
	Schweden	TT	05.11.2007 16:46
	Schweiz	AWP	05.11.2007 16:46
	Schweiz	Finanz und Wirtschaft	05.11.2007 16:46
	Schweiz	finanzinfo.ch	05.11.2007 16:46
OMX	Skandinavien / Baltikum	OMX Group	05.11.2007 16:46
	Slowakei	Hospodarske noviny	05.11.2007 16:46
	Slowakei	oPeniazoch	05.11.2007 16:46
	Slowakei	TASR	05.11.2007 16:46
	Slowenien	Finance	05.11.2007 16:46
	Slowenien	Kapital (not daily)	05.11.2007 16:46
	Slowenien	STA	05.11.2007 16:46

Spanien	La Gacetta	05.11.2007 16:46
Spanien	CincoDias	05.11.2007 16:46
Spanien	EFE	05.11.2007 16:46
Tschechische Republik	Hospodarske Noviny	05.11.2007 16:46
Tschechische Republik	hn.ihned.cz	05.11.2007 16:46
Tschechische Republik	CTK	05.11.2007 16:46
Ungarn	MTI	05.11.2007 16:46
Ungarn	magyartokepiac.hu	05.11.2007 16:46
Ungarn	Magyar Tokepiac	05.11.2007 16:46
Zypern	xak.com	05.11.2007 16:46
Zypern	CNA	05.11.2007 16:46
Zypern	Financial Mirror	05.11.2007 16:46
Österreich	WirtschaftsBlatt	05.11.2007 16:46
Österreich	wirtschaftsblatt.at	05.11.2007 16:46
Österreich	APA	05.11.2007 16:46

Von: newsroom@dgap.de

Gesendet: Montag, 5. November 2007 16:52

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1

EquityStory.AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

05.11.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die JPMorgan Asset Management UK Limited mit Sitz in London, United Kingdom, hat uns mit Schreiben vom 2. November 2007 folgendes mitgeteilt:

'According to § 21 para 1 WpHG this is to inform you that JPMorgan Asset Management UK Limited has exceeded the threshold of 3% of the voting rights of MTU Aero Engines Holding AG, Dachauer Straße 665, 80995 München on the 30th October 2007 and now amounts to 3.12%

(1,718,025 shares) in relation to all shares of the respective voting shares. The voting rights are attributed to JPMorgan Asset Management UK Limited according to § 22 para 1 sentence 1 no. 6 WpHG.'

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

-

Ende der Mitteilung

DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	05.11.2007 16:49
	Reuters	05.11.2007 16:49
vwd:	vwd	05.11.2007 16:49

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	05.11.2007 16:49
	dpa-afx	05.11.2007 16:49

	dgap.de	05.11.2007 16:49
	FTD	05.11.2007 16:49

Europäische Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	05.11.2007 16:50
	Belgien	De Tijd	05.11.2007 16:50
	Belgien	Belga	05.11.2007 16:50
	Bulgarien	Pari	05.11.2007 16:50
	Bulgarien	econ.bg	05.11.2007 16:50
	Bulgarien	BTA	05.11.2007 16:50
	Dänemark	Borsen	05.11.2007 16:50
	Dänemark	ErhvervsBladet	05.11.2007 16:50
	Estland	Postimees	05.11.2007 16:50
	Estland	Eesti Ekspress	05.11.2007 16:50
	Estland/Lettland/Litauen	BNS	05.11.2007 16:50
	Finnland	Kauppalehti Oy	05.11.2007 16:50
	Finnland	Helsingin Sanomat	05.11.2007 16:50
	Frankreich	Les Echos	05.11.2007 16:50
	Frankreich	boursier.com	05.11.2007 16:50
	Frankreich	AFP	05.11.2007 16:50
	Griechenland	Express	05.11.2007 16:50
	Griechenland	Reporter.gr	05.11.2007 16:50
	Griechenland	ANA	05.11.2007 16:50
	Großbritannien	The Financial Times	05.11.2007 16:50

Großbritannien	FT.com	05.11.2007 16:50
Großbritannien/Irland	Press Association	05.11.2007 16:50
Irland	Irish Independent	05.11.2007 16:50
Irland	The Irish Times	05.11.2007 16:50
Island	Vidskiptabladid	05.11.2007 16:50
Island	mbl.is	05.11.2007 16:50
Italien	Il Sole 24 Ore	05.11.2007 16:50
Italien	AGI	05.11.2007 16:50
Kroatien	Poslovni dnevnik	05.11.2007 16:50
Kroatien	Banka magazine	05.11.2007 16:50
Kroatien	Hina	05.11.2007 16:50
Lettland	Dienas Bizness	05.11.2007 16:50
Lettland	FinanceNet	05.11.2007 16:50
Liechtenstein	Liechtensteiner Volksblatt	05.11.2007 16:50
Liechtenstein	Radio Liechtenstein	05.11.2007 16:50
Litauen	Verslo Zinios	05.11.2007 16:50
Luxemburg	Luxemburger Wort	05.11.2007 16:50
Luxemburg	wort.lu	05.11.2007 16:50
Malta	Independent	05.11.2007 16:50
Malta	The Times of Malta	05.11.2007 16:50
Niederlande	Financieele Dagblad	05.11.2007 16:50
Niederlande	IEX.nl	05.11.2007 16:50
Niederlande	ANP	05.11.2007 16:50
Norwegen	aftenposten.no	05.11.2007 16:50

Norwegen	Aftenposten	05.11.2007 16:50
Norwegen	NTB	05.11.2007 16:50
Polen	Gazeta Prawna	05.11.2007 16:50
Polen	Parkiet	05.11.2007 16:50
Polen	PAP	05.11.2007 16:50
Portugal	Expresso	05.11.2007 16:50
Portugal	Lusa	05.11.2007 16:50
Portugal	Diario Economico	05.11.2007 16:50
Rumänien	Capital	05.11.2007 16:50
Rumänien	Ziarul financiar	05.11.2007 16:50
Rumänien	Rompres	05.11.2007 16:50
Schweden	Dagens Industri	05.11.2007 16:50
Schweden	e24	05.11.2007 16:50
Schweden	TT	05.11.2007 16:50
Schweiz	AWP	05.11.2007 16:50
Schweiz	Finanz und Wirtschaft	05.11.2007 16:50
Schweiz	finanzinfo.ch	05.11.2007 16:50
Skandinavien / Baltikum	OMX Group	05.11.2007 16:50
Slowakei	Hospodarske noviny	05.11.2007 16:50
Slowakei	oPeniazoch	05.11.2007 16:50
Slowakei	TASR	05.11.2007 16:50
Slowenien	Finance	05.11.2007 16:50
Slowenien	Kapital (not daily)	05.11.2007 16:50
Slowenien	STA	05.11.2007 16:50

Spanien	La Gacetta	05.11.2007 16:50
Spanien	CincoDias	05.11.2007 16:50
Spanien	EFE	05.11.2007 16:50
Tschechische Republik	Hospodarske Noviny	05.11.2007 16:50
Tschechische Republik	hn.ihned.cz	05.11.2007 16:50
Tschechische Republik	CTK	05.11.2007 16:50
Ungarn	MTI	05.11.2007 16:50
Ungarn	magyartokepiac.hu	05.11.2007 16:50
Ungarn	Magyar Tokepiac	05.11.2007 16:50
Zypern	xak.com	05.11.2007 16:50
Zypern	CNA	05.11.2007 16:50
Zypern	Financial Mirror	05.11.2007 16:50
Österreich	WirtschaftsBlatt	05.11.2007 16:50
Österreich	wirtschaftsblatt.at	05.11.2007 16:50
Österreich	APA	05.11.2007 16:50

FERINO, Petra

Von:	newsroom@dgap.de
Gesendet:	Mittwoch, 7. November 2007 17:08
An:	FERINO, Petra
Betreff:	Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1
Kennzeichnung:	Zur Nachverfolgung
Fällig:	Donnerstag, 8. November 2007 00:00
Kennzeichnungsstatus:	Rot


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

07.11.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Fidelity International Limited, Hamilton HMCX, Bermuda, hat uns mit Schreiben vom 06.

November 2007 folgendes mitgeteilt:

'Hiermit teilen wir Ihnen gemäß § 21 (1) WpHG mit, dass der Stimmrechtsanteil der Fidelity International Limited an der MTU Aero Engines, Dachauer Strasse 665, 80995 Munich, Deutschland, am 02. November 2007 die Schwelle von 3% unterschritten hat und nun 2,09% (1.147.679 Anteile) beträgt. Die Stimmrechte werden der Fidelity International Limited gemäß § 22 (1) 1 Nr. 6 WpHG zugerechnet.'

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk: 100-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	07.11.2007 17:06
Reuters	07.11.2007 17:06
vwd	07.11.2007 17:06

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	07.11.2007 17:06

dpa-afx	07.11.2007 17:06
dgap.de	07.11.2007 17:06
FTD	07.11.2007 17:06

Europäische Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	07.11.2007 17:06
Belgien	De Tijd	07.11.2007 17:06
Belgien	Belga	07.11.2007 17:06
Bulgarien	Pari	07.11.2007 17:06
Bulgarien	econ.bg	07.11.2007 17:06
Bulgarien	BTA	07.11.2007 17:06
Dänemark	Borsen	07.11.2007 17:06
Dänemark	ErhvervsBladet	07.11.2007 17:06
Estland	Postimees	07.11.2007 17:06
Estland	Eesti Ekspress	07.11.2007 17:06
Estland/Lettland/Litauen	BNS	07.11.2007 17:06
Finnland	Kauppalehti Oy	07.11.2007 17:06
Finnland	Helsingin Sanomat	07.11.2007 17:06
Frankreich	Les Echos	07.11.2007 17:06
Frankreich	boursier.com	07.11.2007 17:06
Frankreich	AFP	07.11.2007 17:06
Griechenland	Express	07.11.2007 17:06
Griechenland	Reporter.gr	07.11.2007 17:06
Griechenland	ANA	07.11.2007 17:06

Großbritannien	The Financial Times	07.11.2007 17:06
Großbritannien	FT.com	07.11.2007 17:06
Großbritannien/Irland	Press Association	07.11.2007 17:06
Irland	Irish Independent	07.11.2007 17:06
Irland	The Irish Times	07.11.2007 17:06
Island	Vidskiptabladid	07.11.2007 17:06
Island	mbl.is	07.11.2007 17:06
Italien	Il Sole 24 Ore	07.11.2007 17:06
Italien	AGI	07.11.2007 17:06
Kroatien	Poslovni dnevnik	07.11.2007 17:06
Kroatien	Banka magazine	07.11.2007 17:06
Kroatien	Hina	07.11.2007 17:06
Lettland	Dienas Bizness	07.11.2007 17:06
Lettland	FinanceNet	07.11.2007 17:06
Liechtenstein	Liechtensteiner Volksblatt	07.11.2007 17:06
Liechtenstein	Radio Liechtenstein	07.11.2007 17:06
Litauen	Verslo Zinios	07.11.2007 17:06
Luxemburg	Luxemburger Wort	07.11.2007 17:06
Luxemburg	wort.lu	07.11.2007 17:06
Malta	Independent	07.11.2007 17:06
Malta	The Times of Malta	07.11.2007 17:06
Niederlande	Financieele Dagblad	07.11.2007 17:06
Niederlande	IEX.nl	07.11.2007 17:06
Niederlande	ANP	07.11.2007 17:06

	Norwegen	aftenposten.no	07.11.2007 17:06
	Norwegen	Aftenposten	07.11.2007 17:06
	Norwegen	NTB	07.11.2007 17:06
	Polen	Gazeta Prawna	07.11.2007 17:06
	Polen	Parkiet	07.11.2007 17:06
	Polen	PAP	07.11.2007 17:06
	Portugal	Expresso	07.11.2007 17:06
	Portugal	Lusa	07.11.2007 17:06
	Portugal	Diario Economico	07.11.2007 17:06
	Rumänien	Capital	07.11.2007 17:06
	Rumänien	Ziarul financiar	07.11.2007 17:06
	Rumänien	Rompres	07.11.2007 17:06
	Schweden	Dagens Industri	07.11.2007 17:06
	Schweden	e24	07.11.2007 17:06
	Schweden	TT	07.11.2007 17:06
	Schweiz	AWP	07.11.2007 17:06
	Schweiz	Finanz und Wirtschaft	07.11.2007 17:06
	Schweiz	finanzinfo.ch	07.11.2007 17:06
OMX	Skandinavien / Baltikum	OMX Group	07.11.2007 17:06
	Slowakei	Hospodarske noviny	07.11.2007 17:06
	Slowakei	oPeniazoch	07.11.2007 17:06
	Slowakei	TASR	07.11.2007 17:06
	Slowenien	Finance	07.11.2007 17:06
	Slowenien	Kapital (not daily)	07.11.2007 17:06

	Slowenien	STA	07.11.2007 17:06
	Spanien	La Gacetta	07.11.2007 17:06
	Spanien	CincoDias	07.11.2007 17:06
	Spanien	EFE	07.11.2007 17:06
	Tschechische Republik	Hospodarske Noviny	07.11.2007 17:06
	Tschechische Republik	hn.ihned.cz	07.11.2007 17:06
	Tschechische Republik	CTK	07.11.2007 17:06
	Ungarn	MTI	07.11.2007 17:06
	Ungarn	magyartokepiac.hu	07.11.2007 17:06
	Ungarn	Magyar Tokepiac	07.11.2007 17:06
	Zypern	xak.com	07.11.2007 17:06
	Zypern	CNA	07.11.2007 17:06
	Zypern	Financial Mirror	07.11.2007 17:06
	Österreich	WirtschaftsBlatt	07.11.2007 17:06
	Österreich	wirtschaftsblatt.at	07.11.2007 17:06
	Österreich	APA	07.11.2007 17:06

END